UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FREIGHTCAR AMERICA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-51237	25-1837219
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

125 South Wacker Drive, Suite 1500 Chicago, Illinois	60606
(Address of principal executive offices)	(Zip Code)

Michael A. Riordan (800) 458-2235

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

A copy of FreightCar America, Inc.’s (“FreightCar”) Conflict Minerals Report for the year ended December 31, 2023 is filed as an exhibit hereto and is also publicly available on FreightCar’s website at https://investors.freightcaramerica.com/documents/sec-filings/default.aspx.

Item 1.02 Exhibit.

The Conflict Minerals Report for the year ended December 31, 2023 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FreightCar America, Inc.
Date: May 28, 2024	By:	/s/ MICHAEL A. RIORDAN
		Name:	Michael A. Riordan
		Title:	Vice President, Finance, Chief Financial Officer and Treasurer (Principal Financial Officer)